SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2002

CALL-NET ENTERPRISES INC.
(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]   Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [   ]   No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE
Press Release Dated July 25, 2002
Press Release Dated July 31, 2002
Press Release Dated September 26, 2002
Press Release Dated November 5, 2002
Press Release Dated November 15, 2002
Financial Statements for 3 Mts Ended Sept 30, 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC

Date: November 15, 2002	By: /s/ George Malysheff

Name: George Malysheff Title: Senior Vice President, Chief Legal Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page

99.1	Press Release dated July 25, 2002 — Notification of Call-Net Enterprises’ Q2 Results Release and Related Conference Call	1

99.2	Press Release dated July 31, 2002 — Call-Net reports Second Quarter 2002 Results

99.3	Press Release dated September 26, 2002 — Call-Net Enterprises Inc. repurchases Senior Secured Notes

99.4	Press Release dated November 5, 2002 — Notification of Call-Net Enterprises’ Q3 Results Release and Related Conference Call

99.5	Press Release dated November 15, 2002 — Call-Net Reports Improved Third Quarter 2002 Results

99.6	Call-Net’s financial statements and interim management discussion and analysis for the three months ending September 30, 2002